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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 25, 2003
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒          Form 40-F:  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐          No:  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐          No:  ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐          No:  ☒

Geneva Pharmaceuticals, Inc. 506 Carnegie Center, Suite 400 Princeton, N.J. 08540 Tel +1 609.627.8500 Internet: www.genevarx.com

MEDIA RELEASE    •    MEDIA RELEASE    •    MEDIA RELEASE

GENEVA PREVAILS AS U.S. DISTRICT COURT
UPHOLDS AUGMENTIN® PATENTS' INVALIDATION
—Court Maintains Position That Patients Deserve a Generic Version of Antibiotic—

        PRINCETON, N.J., November 21, 2003—Geneva Pharmaceuticals, Inc.("Geneva"), an affiliate of Novartis AG, is pleased to announce that today, the Court of Appeals for the Federal Circuit affirmed the U.S. District Court for the Eastern District of Virginia decision in the case Geneva Pharmaceuticals, Inc., et al. v. GlaxoSmithKline PLC, et al. (Civ. Act. Nos. 2:01-CV-391; 2:01-CV-677; and 2:01-CV-925) invalidating a total of seven patents claiming GlaxoSmithKline PLC's ("Glaxo's") antibiotic Augmentin® (amoxicillin, clavulanate potassium).

        The Court upholding the original decision confirms Geneva's position throughout the litigation that the GSK patents were improper and should not have been used to extend patent protection to their product. Additionally, the Court's upholding of the patent invalidation removes another barrier from Geneva's path to bring to the market safe and effective generic drugs that reduce some of the cost of healthcare for patients.

        This patent victory ends the litigation between Geneva and GSK relative to these patents and the generic product. Geneva will continue to provide this product to the market as a cost effective alternative to the branded Augmentin®.

        On May 23, 2002, the Court ruled that U.S. Patent Nos. 4,529,720 and 4,560,552, which were otherwise due to expire on July 16 and Dec. 24, 2002, respectively, were invalid for double-patenting. The Court had previously granted motions for summary judgment invalidating a number of other patents claiming Augmentin® which were due to expire in 2017 and 2018. Geneva had received final approval from the U.S. Food and Drug Administration for its generic version of Augmentin®, in several strengths and dosage forms.

        * * *

        This release contains certain "forward-looking statements" relating to the Group's business, which can be identified by the use of forward-looking terminology such as "coming on stream," "will be," "to become," or similar expressions, or by express or implied discussions regarding strategies, plans and expectations. Such statements reflect the current plans or views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Management's expectations could be affected by, among other things, competition in general, and other risks referred to in Novartis AG's Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

        Geneva Pharmaceuticals, Inc. is one of the largest prescription generic pharmaceutical companies in the U.S. Geneva produces more than 200 products each year, with an annual manufacturing capability exceeding 10 billion tablets and capsules. Geneva products range across many therapeutic drug categories including anti-infectives, anti-arthritics, cardiovasculars, gastrointestinal agents and psychotherapeutics. Geneva Pharmaceuticals, Inc. is a member of the Novartis AG (NYSE: NVS) group of companies, a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care and animal health. Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 74 000 people and operate in over 140 countries around the world. For more information about Geneva Pharmaceuticals, please see our website at http://www.genevarx.com. For more information on Novartis, http://www.novartis.com.

CONTACTS:

Sandra MacTavish Communications 609.627.8571 sandra.mactavish@gx.novartis.com	Eric Pomerantz Legal 609.627.8510 eric.pomerantz@gx.novartis.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: November 25, 2003	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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GENEVA PREVAILS AS U.S. DISTRICT COURT UPHOLDS AUGMENTIN® PATENTS' INVALIDATION —Court Maintains Position That Patients Deserve a Generic Version of Antibiotic—
SIGNATURES